INTERNATIONAL ROYALTY CORPORATION ANNOUNCES MANAGEMENT CHANGES

DENVER, COLORADO – August 10, 2006 - International Royalty Corporation (TSX: IRC) (“IRC”)  announced today that Douglas J. Hurst has stepped down as President of the Company effective August 4, 2006 for personal reasons.  Mr. Hurst has served as the Company’s President since its inception and was instrumental in founding the Company. He will remain on the Company’s Board of Directors.  Douglas B. Silver will assume Mr. Hurst’s duties, including a growing involvement in the investor relations function for the Company.

“We appreciate the efforts that Doug put forth with his involvement in building the Company from the beginning,” said Douglas B. Silver, Chairman and CEO.  “We look forward to continuing to work with him as a member of our Board of Directors and with his participation in building the Company going forward.”

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in  over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey’s Bay project in Labrador, Canada and the recently-acquired Western Australia gold royalty, a 1.5% NSR applying to more than 3.1 million acres located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Barry Mire : bmire@renmarkfinancial.com

Media, Eva Jura: ejura@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com